PE
5-1-02

02033621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 13 2002
WASH. D.C.
165

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. News Release May 9, 2002 African Subsidiary Reports ,Form 53-901F May 10,2002 and News Release May 10,2002 Newly Appointed Director

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date May 10, 2002: By ____________________
Rupi Khanuja, Corporate Controller

CREW
DEVELOPMENT CORPORATION

May 9, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

NEWS RELEASE

AFRICAN SUBSIDIARY REPORTS PROFITS FOR THE QUARTER ENDED MARCH 31, 2002

Crew Development Corporation (Crew) is pleased to announce that its African subsidiary, Metorex Limited, has reported profitable results for the quarter ended March 31, 2002. A copy of Metreox's publication is attached.

Corporate Overview

Crew is a mid-tier diversified international mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. Crew has a variety of projects that are at various stages of development and discovered by Crew. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"Jan A. Vestrum"
President and C.E.O.

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents. For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at **http://www.crewdev.com.**

Quarterly Reports - 31 March 2002

Metorex Limited

(Registration number 1934/005478/06)
(Incorporated in the Republic of South Africa)
(Listed on the Johannesburg Securities Exchange, South Africa, and London Stock Exchange)

- *Quarterly headline earnings increase by 218% to 17,66 cps*
- *Placement of shares raises R57,9 million*
- *O'okiep Slag Retreatment Plant construction complete*
- *Middelburg Townlands EMPR progressing well*

Report of the directors for the quarter ended 31 March 2002

Consolidated Income Statement	Quarter ended 31 March 2002 (Unaudited) R000	Quarter ended 31 December 2001 (Unaudited) R000
Revenue – Mineral sales		
- copper	**91 758**	89 316
- zinc	**32 435**	29 550
- coal	**26 558**	27 882
- fluorspar	**49 308**	30 448
- gold	**25 967**	22 620
- antimony	**10 313**	10 880
- cobalt	**3 012**	5 005
- other	**2 120**	2 239
Gross revenue	**241 471**	217 940
Realisation costs	**58 309**	48 603
On-mine revenue	**183 162**	169 337
Cost of production	**135 207**	130 515
Depreciation	**5 113**	4 926
Amortisation of mining rights	**2 835**	2 836
Mining profit	**40 007**	31 060
Other income (expense)	**2 705**	(6 936)
Amortisation of goodwill	**576**	575
Income before finance costs	**42 136**	23 549
Net interest expense	**3 033**	2 055
Income before exceptional items	**39 103**	21 494
Impairment – Chibuluma assets	**-**	(112 368)
Income before taxation	**39 103**	(90 874)
Taxation		
- normal	**9 820**	5 539
- deferred	**4 809**	5 079
- secondary	**-**	2 187
Income after taxation	**24 474**	(103 679)
Income attributable to outside shareholders	**3 723**	2 555
Net income	**20 751**	(106 234)
Weighted average shares in issue (000's)	**120 786**	120 761

Basic earnings per share (cents)	**17,18**	(87,97)
Basic headline earnings per share (cents)	**17,66**	5,56
Cash earnings per share (cents)	**24,24**	11,98
Income attributable to ordinary shareholders	**20 751**	(106 234)
Impairment provision	**-**	112 368
Goodwill amortisation	**576**	575
Headline earnings	**21 327**	6 709

Commodity sales statistics

Commodity		Quarter ended 31 March 2002	Quarter ended 31 December 2001
Copper	(t)	**5 245**	5 956
Cobalt	(t)	**19**	31
Coal	(t)	**281 191**	288 054
Zinc	(t)	**3 247**	3 578
Manganese	(wmt)	**6 205**	5 746
Fluorspar	(wmt)	**47 795**	35 714
Antimony	(mtu)	**121 075**	122 579
Gold	(kg)	**236**	232
Exchange rate (Average)	(R/$)	**11,58**	10,26

Share Information

Metorex Limited trades on both the Johannesburg and London Stock Exchanges under the share code "MTX".

Share information	Quarter ended 31 March 2002	Quarter ended 31 December 2001
Shares in issue	**120 844 820**	120 804 820
Shares traded (000's)	**4 402**	1 459
Share price (cents) - High	**400**	400
Share price (cents) – Low	**270**	220
Closing price (cents)	**340**	375

Results of Operations

SAFETY

During the quarter, Consolidated Murchison mine achieved 1 million Fatality Free Underground Shifts.

FINANCIAL

The performance for the quarter to March 2002 has improved on the previous two quarters of this financial year assisted by generally improved commodity prices and continued Rand/Dollar weakness. Gross revenue increased by 11% from the previous quarter. Higher prices were the main contributor with sales volumes.

Production costs increased by 3,6% from the previous quarter. The effect of the Rand/Dollar exchange rate on the Dollar denominated costs was a contributor to this increase. Other income for the quarter improved as a result of increased profit on toll contracts at O'Okiep Copper Company. Income before exceptional items and tax increased by 82% on the previous quarter, and headline earnings increased to 17,66 cents per share (5,56 cents per share).

ISSUE OF SHARES FOR CASH

Subsequent to the end of the quarter, Metorex issued 18,1 million new ordinary shares at a price of 320 cents per share to selected institutions, raising R57,9 million to partially reduce the group debt levels, develop the Middelburg Townlands coal reserve and upgrade underground equipment in the coal division. This issue will enhance both the freefloat and tradability in the Metorex share.

CURRENT DEVELOPMENTS

Middelburg Townlands

The EMPR on the newly acquired Middelburg Townlands resource is progressing with further exploration drilling having produced positive results.

Chibuluma South

Negotiations with ZCCM and the Zambian Government for the "levelling of the playing fields" regarding certain concessions have produced some results. Further concessions are being pursued.

Consolidated Murchison

Production levels are being increased through the introduction of a 7 day working week to prepare for an expected antimony price increase.

O'Okiep Slag Dump Retreatment Plant

The Slag Dump Retreatment Plant has been completed. Metallurgical commissioning is expected to be completed during May 2002.

CAPITAL EXPENDITURE

Capital expenditure of approximately R15,6 million was incurred during the quarter, related mainly to the construction of the O'okiep Slag Dump Retreatment Plant and the continued plant improvements at Vergenoeg.

By order of the Board
8 May 2002

FORM 53-901F

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. May 10, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on May 10, 2002, to the Toronto Stock Exchange and through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Mr. Norman Hardie appointed to Board of Directors

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development Corporation (Crew) is pleased to announce that Norman Hardie has been appointed to the Board of Directors. Crew believes that Mr. Hardie's broad and extensive background from the mining industry will provide additional valuable experience and knowledge to the board.

Norman Hardie is a business consultant, with more than 30 years experience as a mining company manager and executive. Since May 1996, Mr. Hardie has served on several boards including Pangea Goldfields, Meota Resources, Moydow Mines International Inc., Tan Range Exploration Corporation and Canada Dominion Resources. From May 1990 until December 1997, Mr. Hardie served as the Group General Manager responsible for North America of Normandy Mining Limited. Between 1987 and 1996, Mr. Hardie was a Vice President of Inmet Mining Corporation, in which capacity he coordinated marketing and operations of several mining projects. Previous to this, Mr. Hardie served as an executive and manager at both Phillipp Brothers, Inc., a subsidiary of Salomon Inc., and at subsidiaries of the Anglo American Corporation. Mr. Hardie has a Bachelor of Science degree in mining engineering from the University of Witwatersrand in South Africa and a Masters degree in economics from Cambridge University.

Crew intends to further strengthen both the board and management team within the upcoming months. As previously stated, Crew's new management and board are focusing on existing and future projects that can generate positive cash flow within the next 24 months. Mr. Hardie is expected to contribute in this process.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of May, 2002

Per: Jan A. Vestrum, President & CEO

CREW
DEVELOPMENT CORPORATION

May 10, 2002

TRADING SYMBOL: TORONTO & OSLO: **CRU**
FRANKFURT: **KNC**, OTC-BB-other: **CRWVF**

NEWS RELEASE

MR NORMAN HARDIE APPOINTED TO BOARD OF DIRECTORS

Crew Development Corporation (Crew) is pleased to announce that Norman Hardie has been appointed to the Board of Directors. Crew believes that Mr. Hardie's broad and extensive background from the mining industry will provide additional valuable experience and knowledge to the board.

Norman Hardie is a business consultant, with more than 30 years experience as a mining company manager and executive. Since May 1996, Mr. Hardie has served on several boards including Pangea Goldfields, Meota Resources, Moydow Mines International Inc., Tan Range Exploration Corporation and Canada Dominion Resources. From May 1990 until December 1997, Mr. Hardie served as the Group General Manager responsible for North America of Normandy Mining Limited. Between 1987 and 1996, Mr. Hardie was a Vice President of Inmet Mining Corporation, in which capacity he coordinated marketing and operations of several mining projects. Previous to this, Mr. Hardie served as an executive and manager at both Phillipp Brothers, Inc., a subsidiary of Salomon Inc., and at subsidiaries of the Anglo American Corporation. Mr. Hardie has a Bachelor of Science degree in mining engineering from the University of Witwatersrand in South Africa and a Masters degree in economics from Cambridge University.

Crew intends to further strengthen both the board and management team within the upcoming months. As previously stated, Crew's new management and board are focusing on existing and future projects that can generate positive cash flow within the next 24 months. Mr. Hardie is expected to contribute in this process.

Responsible and Sustainable Growth

Suite 400 - 837 West Hastings Street,
Vancouver, BC V6C 3N6

Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211

Website: http://www.crewdev.com
e-mail: info@crewdev.com

CREW
DEVELOPMENT CORPORATION

Corporate Overview

Crew is a mid-tier diversified international mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. Crew has a variety of projects that are at various stages of development and discovered by Crew. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC-BB-other(USA).

"Jan A. Vestrum"
President and C.E.O.

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents. For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at **http://www.crewdev.com**.

Suite 400 - 837 West Hastings Street,
Vancouver, BC V6C 3N6

Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211

Website: http://www.crewdev.com
e-mail: info@crewdev.com